UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 01, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Total Voting Rights dated 02 March 2020
Exhibit No. 2	Holding(s) in Company dated 02 March 2020
Exhibit No. 3	Holding(s) in Company dated 03 March 2020
Exhibit No. 4	Holding(s) in Company dated 03 March 2020
Exhibit No. 5	Holding(s) in Company dated 04 March 2020
Exhibit No. 6	Scrip Reference Share price dated 05 March 2020
Exhibit No. 7	Holding(s) in Company dated 06 March 2020
Exhibit No. 8	Director/PDMR Shareholding dated 06 March 2020
Exhibit No. 9	Director/PDMR Shareholding dated 12 March 2020
Exhibit No. 10	Director Declaration dated 16 March 2020
Exhibit No. 11	Director/PDMR Shareholding dated 16 March 2020
Exhibit No. 12	Director/PDMR Shareholding dated 17 March 2020
Exhibit No. 13	Additional Listing dated 19 March 2020
Exhibit No. 14	Director/PDMR Shareholding dated 19 March 2020
Exhibit No. 15	Holding(s) in Company dated 24 March 2020
Exhibit No. 16	Publication of Pricing Supplement dated 26 March 2020
Exhibit No. 17	Climate policy - ambition to be net zero by 2050 dated 30 March 2020

_____________________________________________________________________________________________________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 01, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

2 March 2020

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 29 February 2020, Barclays PLC's issued share capital consists of 17,329,135,465 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,329,135,465) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Adam Strachan	Tom Hoskin
+1 212 526 8442	+44 (0) 20 7116 4755

James Johnson
+44 (0)20 7116 7233

Exhibit No. 2

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Barclays PLC, GB0031348658
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		Norges Bank
City and country of registered office (if applicable)		Oslo, Norway
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		27/02/2020
6. Date on which issuer notified (DD/MM/YYYY):		28/02/2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	2.98%	0.12%	3.10%	17,325,320,918
Position of previous notification (if applicable)	3.03%	0.00%	3.03%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658	517,053,626	2.98%

SUBTOTAL 8. A	517,053,626	2.98%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Shares on loan (right to recall)	At any time	20,405,260	0.12%

SUBTOTAL 8. B 1	20,405,260	0.12%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii
X
Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	Oslo, Norway
Date of completion	28/02/2020

Exhibit No. 3

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	Barclays PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments	X
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name	Bank of America Corporation
City and country of registered office (if applicable)	Wilmington, DE, United States
4. Full name of shareholder(s) (if different from 3.)v
Name	Merrill Lynch International
City and country of registered office (if applicable)	London, United Kingdom
5. Date on which the threshold was crossed or reachedvi:	27th February 2020
6. Date on which issuer notified (DD/MM/YYYY):	2nd March 2020
7. Total positions of person(s) subject to the notification obligation
% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	3.270%	3.529%	6.799%	17,325,320,918
Position of previous notification (if applicable)	Below notifiable threshold	Below notifiable threshold	Below notifiable threshold

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658	551,096,743	3.181%
US06738E2046	15,525,900	0.090%

SUBTOTAL 8. A	566,622,643	3.270%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Right to Recall	N/A	N/A	49,128,050	0.284%
Call Option	13/05/2020 - 22/07/2022	N/A	25,000,000	0.144%
SUBTOTAL 8. B 1	74,128,050	0.428%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Swaps	29/05/2020	N/A	Cash Settled	755,103	0.004%
Swaps	30/06/2020	N/A	Cash Settled	108,558	0.001%
Swaps	13/07/2020	N/A	Cash Settled	461,875	0.003%
Swaps	16/10/2020	N/A	Cash Settled	2,668,779	0.015%
Swaps	19/10/2020	N/A	Cash Settled	48,519	0.000%
Swaps	25/11/2020	N/A	Cash Settled	66,294	0.000%
Swaps	31/03/2021	N/A	Cash Settled	12,798	0.000%
Swaps	30/04/2021	N/A	Cash Settled	331,495	0.002%
Swaps	15/02/2023	N/A	Cash Settled	1,461,640	0.008%
Put Options	18/12/2020	N/A	Physically Settled	3,000,000	0.017%
Call Options	13/05/2020 - 22/07/2022	N/A	Cash Settled	133,845,195	0.773%
Put Options	10/12/2020 - 22/07/2022	N/A	Cash Settled	394,450,660	2.277%
SUBTOTAL 8.B.2	537,210,916	3.101%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BofAML Jersey Holdings Limited	N/A	N/A	N/A
BofAML EMEA Holdings 2 Limited	N/A	N/A	N/A
ML UK Capital Holdings Limited	N/A	N/A	N/A
Merrill Lynch International	3.159%	N/A	6.681%

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
Merrill Lynch International, LLC	N/A	N/A	N/A
Merrill Lynch Group Holdings, I, L.L.C.	N/A	N/A	N/A
BofA Securities Europe SA	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BAC North America Holding Company	N/A	N/A	N/A
Bank of America, National Association	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BofA Securities, Inc.	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BAC North America Holding Company	N/A	N/A	N/A
Merrill Lynch, Pierce, Fenner & Smith Incorporated	N/A	N/A	N/A
Managed Account Advisors LLC	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BAC North America Holding Company	N/A	N/A	N/A
Merrill Lynch, Pierce, Fenner & Smith Incorporated	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BAC North America Holding Company	N/A	N/A	N/A
Bank of America, National Association	N/A	N/A	N/A
U.S. Trust Company of Delaware	N/A	N/A	N/A

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	United Kingdom
Date of completion	2nd March 2020

Exhibit No. 4

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Barclays PLC, GB0031348658
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		Norges Bank
City and country of registered office (if applicable)		Oslo, Norway
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		02/03/2020
6. Date on which issuer notified (DD/MM/YYYY):		03/03/2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	3.10%	0.00%	3.10%	17,329,135,465
Position of previous notification (if applicable)	2.98%	0.12%	3.10%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658		537,458,886		3.10%

SUBTOTAL 8. A	537,458,886			3.10%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii
X
Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	Oslo, Norway
Date of completion	03/03/2020

Exhibit No. 5

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Barclays PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		BlackRock, Inc.
City and country of registered office (if applicable)		Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		02/03/2020
6. Date on which issuer notified (DD/MM/YYYY):		03/03/2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	5.44%	0.33%	5.78%	17,329,135,465
Position of previous notification (if applicable)	2.60%	3.18%	5.78%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)		Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658			944,022,209		5.44%

SUBTOTAL 8. A	944,022,209			5.44%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending				51,024,194	0.29%

			SUBTOTAL 8. B 1	51,024,194	0.29%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
CFD			Cash	6,687,208	0.03%

			SUBTOTAL 8.B.2	6,687,208	0.03%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
See Attachment

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
BlackRock Regulatory Threshold Reporting Team James Michael 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	3 March, 2020

Section 9 Attachment

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock (Netherlands) B.V.

Exhibit No. 6

05 March 2020

Barclays PLC - Scrip Reference Share Price

Barclays PLC (the 'Company') offers shareholders the opportunity to receive ordinary shares of 25 pence each in the Company ('Ordinary Shares'), credited as fully paid, in place of cash dividends by participating in its Scrip Dividend Programme (the 'Programme').

On 13 February 2020, the Company announced a full year dividend of 6.0 pence per Ordinary Share for the year ended 31 December 2019, payable on 3 April 2020 (the '2019 full year dividend') to shareholders on the share register on 28 February 2020. The Scrip reference share price for those who are, or who will elect to become, participants in the Programme in respect of the 2019 full year dividend is 144.92 pence. The deadline for applications under the Programme in respect of the 2019 full year dividend is 4.30pm (UK time) on 13 March 2020.

The Scrip reference share price is the average of the closing middle market quotations for Ordinary Shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from 27 February 2020 to 4 March 2020 (inclusive).

For further information, please contact:

Our Registrar, Equiniti:
0371 384 2055* (in the UK)
+44 (0)121 415 7004 (from overseas)

* Lines are open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Investor Relations	Media Relations
Adam Strachan	Tom Hoskin
+1 212 526 8422	+44 (0)20 7116 4755

James Johnson
+44 (0)20 7116 7233

Exhibit No. 7

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Barclays PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		Bank of America Corporation
City and country of registered office (if applicable)		Wilmington, DE, United States
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)		London, United Kingdom
5. Date on which the threshold was crossed or reachedvi:		3rd March 2020
6. Date on which issuer notified (DD/MM/YYYY):		5th March 2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	Below Notifiable Threshold	Below Notifiable Threshold	Below Notifiable Threshold	17,329,135,465
Position of previous notification (if applicable)	3.270%	3.529%	6.799%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658	Below Notifiable Threshold	Below Notifiable Threshold
US06738E2046	Below Notifiable Threshold	Below Notifiable Threshold

SUBTOTAL 8. A	Below Notifiable Threshold	Below Notifiable Threshold

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Below Notifiable Threshold	Below Notifiable Threshold	Below Notifiable Threshold	Below Notifiable Threshold	Below Notifiable Threshold
Below Notifiable Threshold	Below Notifiable Threshold	Below Notifiable Threshold	Below Notifiable Threshold	Below Notifiable Threshold
SUBTOTAL 8. B 1	Below Notifiable Threshold	Below Notifiable Threshold

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Below Notifiable Threshold	Below Notifiable Threshold	Below Notifiable Threshold	Below Notifiable Threshold	Below Notifiable Threshold	Below Notifiable Threshold
SUBTOTAL 8.B.2	Below Notifiable Threshold	Below Notifiable Threshold

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BofAML Jersey Holdings Limited	N/A	N/A	N/A
BofAML EMEA Holdings 2 Limited	N/A	N/A	N/A
ML UK Capital Holdings Limited	N/A	N/A	N/A
Merrill Lynch International	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
Merrill Lynch International, LLC	N/A	N/A	N/A
Merrill Lynch Group Holdings, I, L.L.C.	N/A	N/A	N/A
BofA Securities Europe SA	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BAC North America Holding Company	N/A	N/A	N/A
Bank of America, National Association	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BofA Securities, Inc.	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BAC North America Holding Company	N/A	N/A	N/A
Merrill Lynch, Pierce, Fenner & Smith Incorporated	N/A	N/A	N/A
Managed Account Advisors LLC	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BAC North America Holding Company	N/A	N/A	N/A
Merrill Lynch, Pierce, Fenner & Smith Incorporated	N/A	N/A	N/A

Bank of America Corporation	N/A	N/A	N/A
NB Holdings Corporation	N/A	N/A	N/A
BAC North America Holding Company	N/A	N/A	N/A
Bank of America, National Association	N/A	N/A	N/A
U.S. Trust Company of Delaware	N/A	N/A	N/A

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	United Kingdom
Date of completion	5th March 2020

Exhibit No. 8

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nigel Higgins
2	Reason for the notification
a)	Position/status	Group Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction	Acquisition of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.3852	14,555
		£.1.3844	403
		£1.3854	2,868
		£1.3864	20,472
		£1.3863	3,553
		£1.3858	20,295
		£1.386	7,538
		£1.384	14,600
		£1.3846	4,920
		£1.3848	15,552
		£1.3872	6,622
		£1.387	7,378
		£1.3844	53,043
		£1.3842	1,010
		£1.3837	2,114
		£1.3833	17,711
		£1.3835	25,479
		£1.3838	4,684
		£1.3836	11,114
		£1.3838	7,019
		£1.3832	2,605
		£1.3848	2,883
		£1.3846	3,564
		£1.385	18
d)	Aggregated information - Aggregated volume - Price	Not applicable 250,000 £1.3847
e)	Date of the transaction	2020-03-04
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Ashley
2	Reason for the notification
a)	Position/status	Person Closely Associated to Mike Ashley, Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction	Acquisition of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.3629	36,685
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-03-05
f)	Place of the transaction	London Stock Exchange

For further information please contact:

Investor Relations	Media Relations
Adam Strachan	Tom Hoskin
+1 212 526 8422	+44 (0)20 7116 4755

James Johnson
+44 (0)20 7116 7233

Exhibit No. 9

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Barclays Wealth Nominees Limited on behalf of the individual named above.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.2139	155,931
		£1.2171	241,998
d)	Aggregated information - Aggregated volume - Price	397,929 1.2155
e)	Date of the transaction	2020-03-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nigel Higgins
2	Reason for the notification
a)	Position/status	Group Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction	Acquisition of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.17681	250,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-03-11
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Ashley
2	Reason for the notification
a)	Position/status	Person Closely Associated to Mike Ashley, Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction	Acquisition of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.0609	47,128
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-03-12
f)	Place of the transaction	London Stock Exchange

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+ 44 (0) 20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 10

16 March 2020

Barclays PLC

Director Declaration

Sir Ian Cheshire appointed to BT Group plc Board of Directors

Further to the announcement made earlier today by BT Group plc ("BT"), Barclays PLC (the "Company") announces that Sir Ian Cheshire, an independent Non-Executive Director of the Company, has been appointed to the Board of Directors of BT as a Non-Executive Director with effect from 16 March 2020 and will serve on its Remuneration and Nomination Committees.

There is no additional information required to be disclosed pursuant to paragraph LR 9.6.14R of the Listing Rules of the Financial Conduct Authority.

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays

Exhibit No. 11

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Susan Breedon
2	Reason for the notification
a)	Position/status	Person Closely Associated with Tim Breedon, Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction	Acquisition of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.8604	20,000
		£0.8618	20,000
		£0.8607	15,000
d)	Aggregated information - Aggregated volume - Price	Not applicable 55,000 £0.8610
e)	Date of the transaction	2020-03-16
f)	Place of the transaction	London Stock Exchange

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 12

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crawford Gillies
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction	Acquisition of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.8287	60,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-03-17
f)	Place of the transaction	London Stock Exchange

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 13

19 March 2020

Barclays PLC - Additional Listing

Barclays PLC (the "Company") confirms a listing application has been made for 26,491,561 ordinary shares of 25 pence each in the Company (the "Shares") to the Financial Conduct Authority for the Shares to be admitted to the Official List and to the London Stock Exchange for trading.  Dealings in the Shares are expected to commence on 3 April 2020.

The Shares will be issued to shareholders who are participants in the Company's Scrip Dividend Programme (the "Programme") in respect of the full year dividend for the year ended 31 December 2019, at a price of 144.92 pence per share. The Shares will rank equally with existing issued ordinary shares in the Company.

Copies of the following documents relating to the Programme are available on our website and in accordance with Listing Rule 9.6.1 have been submitted to the National Storage Mechanism, available for inspection at www.morningstar.co.uk/uk/NSM;

●    Scrip Dividend Programme Terms and Conditions 2018; and
●    Scrip Dividend Mandate Form.

 For further information, please contact:

Equiniti:
0371 384 2055* (in the UK)
+44 (0)121 415 7004 (from overseas)

*Lines are open 8.30am to 5.30pm (UK time), Monday to Friday, excluding public holidays in England and Wales

     Investor Relations                                                                                        Media Relations
     Chris Manners                                                                                              Tom Hoskin
     +44 (0)20 7773 2136                                                                                   +44 (0)20 7116 4755

Exhibit No. 14

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Ashley
2	Reason for the notification
a)	Position/status	Person Closely Associated with Mike Ashley, Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction	Acquisition of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.7455	132,802
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-03-19
f)	Place of the transaction	London Stock Exchange

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 15

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Barclays PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Capital Group Companies, Inc. ("CGC")
City and country of registered office (if applicable)		Los Angeles, CA 90071, USA
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		20 March 2020
6. Date on which issuer notified (DD/MM/YYYY):		23 March 2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	5.1401%	0.0000%	5.1401%	17,329,135,465
Position of previous notification (if applicable)	4.9875%	0.0000%	4.9875%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)		Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares ISIN: GB0031348658			890,268,979		5.1374%
ADRs ISIN: US06738E2046			466,276		0.0027%

SUBTOTAL 8. A	890,735,255			5.1401%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
N/A

			SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
N/A

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Capital Group Companies, Inc. Holdings by CG Management companies are set out below:	5.1401%	0.0000%	5.1401%
● Capital Bank & Trust Company2
● Capital International, Inc.1
● Capital International Limited1
● Capital International Sàrl1
● Capital Research and Management Company2
1Indirect subsidiaries of Capital Research and Management Company. 2Subsidiary of The Capital Group Companies, Inc.
10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC") and Capital Bank & Trust Company ("CB&T"). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients.  CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors.  CRMC is the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of four investment management companies ("CGII management companies"): Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K.  CGII management companies and CB&T primarily serve as investment managers to institutional and high net worth clients.  CB&T is a U.S.-based investment management company that is a registered investment adviser and an affiliated federally chartered bank.

Neither CGC nor any of its affiliates own shares of your company for its own account.  Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

Place of completion	Los Angeles, CA, USA
Date of completion	23 March 2020

Exhibit No. 16

Publication of Pricing Supplement

The following pricing supplement (the "Pricing Supplement") is available for viewing:

Pricing Supplement in relation to Barclays PLC's issue of USD 300,000,000 Zero Coupon Callable Notes due 2050 under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7827H_1-2020-3-26.pdf

A copy of the Pricing Supplement has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Pricing Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Pricing Supplement. In accessing the Pricing Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Pricing Supplement referred to above must be read in conjunction with the base prospectus dated 25 February 2020 (the "Prospectus").

THE PRICING SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PRICING SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PRICING SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PRICING SUPPLEMENT AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PRICING SUPPLEMENT AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Pricing Supplement and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Pricing Supplement and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Pricing Supplement and/or the Prospectus is not addressed. Prior to relying on the information contained in the Pricing Supplement and/or the Prospectus you must ascertain from the Pricing Supplement and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

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You are reminded that the Pricing Supplement has been made available to you on the basis that you are a person into whose possession the Pricing Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Pricing Supplement to any other person.

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Exhibit No. 17

30 March 2020

Barclays PLC

Barclays announces ambition to be a net zero bank by 2050

Barclays has today published its 2019 Environmental, Social and Governance report which sets out a new climate policy for the bank.  Barclays will now have an ambition to become a net zero bank by 2050 and a commitment to align all of its financing activities with the goals and timelines of the Paris Agreement.

The alignment of Barclays' portfolio will start with the energy and power sectors, and will cover all sectors over time.  Barclays will provide the transparent targets required to judge its progress and will report on them regularly, starting from 2021.

Barclays' shareholders will be asked to endorse this ambition and commitment through the passing of a resolution that the Board will propose to shareholders at its forthcoming Annual General Meeting ("AGM").  In developing its approach, Barclays has engaged extensively with its shareholders, as well as with stakeholders from across society more broadly.  As a result of constructive engagement with ShareAction, they and many of their co-filers recommend that shareholders support this resolution from the Barclays Board.

Over the coming months, the Board will engage with its shareholders and other stakeholders, including the Investor Forum and ShareAction, as it further develops its strategy and targets.  Barclays will provide more detail on its strategy and targets by the end of the year.

Barclays' Notice of AGM will be published on Friday, 3 April 2020 and its 2019 Environmental, Social and Governance report is available on its website at home.barclays

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For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays